Exhibit 99.1

YXT.com Reports Unaudited Financial Results for the First Six Months of 2025

SUZHOU, China, August 20, 2025 /GLOBE NEWSWIRE/ - YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a provider of AI-enabled enterprise productivity solutions, today announced its unaudited financial results for the first six months ended June 30, 2025.

Financial Highlights for the First Six Months of 2025

•	Total revenues were RMB152.9 million (US$21.3 million), compared with RMB165.8 million in the same period of last year.

•	Gross margin was 65.1% in the six months ended June 30, 2025, compared with 61.1% in the same period of last year, representing an increase of 4.0 percentage points.

•

Net loss was RMB73.9 million (US$10.3 million), compared with a net income of RMB21.4 million in the same period of last year. Adjusted net loss was RMB64.0 million (US$8.9 million), compared with an adjusted net loss of RMB75.3 million in the same period of last year, representing a decrease of RMB11.3 million.

•

Number of subscription customers was 2,358 as of June 30, 2025, compared with 2,481 as of June 30, 2024. Net revenue retention rates of subscription customers decreased to 100.3% for the six months ended June 30, 2025 from 102.8% in the same period of last year. The change reflects the Company’s strategic shift towards large enterprise accounts with consistent demand for corporate learning solutions, and an anticipated churn of small and medium-sized customers from the Company’s portfolio.

•	Monthly Recurring Revenue (“MRR”1) of AI-related product was RMB0.5million (US$69.9 thousand) as of June 30, 2025, compared with RMB0.2 million as of June 30, 2024.

Mr. Peter Lu, Director, Founder and Chairman of the Board of YXT.com, commented, “Amid evolving market dynamics, we are successfully incorporating AI-powered corporate learning solutions into our product portfolio, maintaining strong customer retention while strategically prioritizing large enterprise accounts. This strategic focus reflects a broader industrial shift, as organizations increasingly prioritize measurable workforce productivity gains over traditional training metrics. Furthermore, our AI Coach-driven model moves beyond conventional, course-based training to deliver adaptive, interactive learning and personalized tutoring. This approach has fueled the rapid growth of our AI-related product revenue, significantly enhancing enterprise productivity.”

Mr. Shen Cao, Chief Financial Officer of YXT.com, added, “We are making meaningful progress in our path to profitability, driven primarily by expanding gross margins that reflected both cost optimization and product improvements. This margin growth reflects our successful transition toward higher-value offerings, particularly our AI-powered corporate learning solutions.”

Financial Results for the First Six Months of 2025

Revenues

Revenues were RMB152.9 million (US$21.3 million), compared with RMB165.8 million in the same period of last year, representing a decrease of 7.8%.

•	Revenues from corporate learning solutions were RMB152.4 million (US$21.3 million), compared with RMB164.5 million in the same period of last year.

[1]	MRR is calculated based on the accounting adjusted total contract value divided by the number of months of the agreement based on the start and end dates of each contracted line item.

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•

Revenues from subscription based corporate learning solutions were RMB144.7 million (US$20.2 million), compared with RMB151.9 million in the same period of last year. The change was primarily due to (i) a net impact of RMB4.8 million from operational adjustments, due to (1) our strategic suspension of certain ancillary online teaching tools; (2) our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions, leading to an expected loss of portion from some small and medium-sized customers and therefore the decrease in the number of our subscription customers during the same periods; and (ii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB2.4 million.

•

Revenues from non-subscription based corporate learning solutions were RMB7.7 million (US$1.1 million), compared with RMB12.6 million in the same period of last year. The change was primarily due to (i) reduced offline solutions reflecting the Company’s strategic emphasis on subscription-based, digitized corporate learning solutions; and (ii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB0.8 million.

•

Revenues from others were RMB0.5 million (US$66.0 thousand), compared with RMB1.3 million in the same period of last year. The change primarily reflects fewer customized software projects completed in the six months ended June 30, 2025, aligning with the Company’s new strategic focus.

Cost of revenues

Cost of revenues was RMB53.4 million (US$7.5 million), compared with RMB64.4 million in the same period of last year, representing a decrease of 17.1%. This was mainly due to (i) raise in productivity in the Company’s operation leveraging AI tools; (ii) decreased staff expenses and third-party infrastructure costs through operational optimization; (iii) lower instructor compensation costs due to the reduction of offline solutions, aligning with our strategic emphasis on subscription-based, digitized and AI-powered corporate learning solutions; and (iv) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB0.7 million.

Gross margin

Gross margin was 65.1%, compared with 61.1% in the same period of last year, representing an increase of 4.0 percentage points. This was mainly driven by the Company’s continual focus on large enterprise subscription customers, higher-marginal-contribution solutions and ongoing cost optimization efforts.

Sales and marketing expenses

Sales and marketing expenses were RMB61.9 million (US$8.6 million), compared with RMB71.6 million in the same period of last year, representing a decrease of 13.5%. This was mainly due to (i) raise in productivity in acquiring, converting and retaining customers and realizing revenues aided by AI tools and the Company’s branding campaign; (ii) decreases in compensation paid to sales and marketing staff due to the Company’s efforts in better relocating its human resources; and (iii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB1.7 million.

Research and development expenses

Research and development expenses were RMB48.3 million (US$6.7 million), compared with RMB59.8 million in the same period of last year, representing a decrease of 19.2%. This was mainly due to (i) increased R&D ROI due to the Company’s new discipline and approach to product-market-fit; (ii) decreases in compensation paid to research and development staff due to the Company’s efforts in better relocating its human resources; and (iii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB0.2 million.

General and administrative expenses

General and administrative expenses were RMB54.2 million (US$7.6 million), compared with RMB45.0 million in the same period of last year, representing an increase of 20.4%. This was mainly due to (i) the increase of professional service fees; and (ii) an increase in share-based compensation paid to general and administrative staff due to the execution of the share incentive plan in January 2025. The increase was partially offset by (i) the decrease in compensation paid to general and administrative staff; and (ii) the deconsolidation of CEIBS PG starting from January 15, 2024, resulting in a decrease of RMB1.4 million.

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Net loss and adjusted net loss

Net loss was RMB73.9 million (US$10.3 million), compared with a net income of RMB21.4 million in the same period of last year. Adjusted net loss was RMB64.0 million (US$8.9 million), compared with an adjusted net loss of RMB75.3 million in the same period of last year, representing a decrease of 15.0%.

Loss per share

Basic and diluted net loss per share was RMB0.41 (US$0.06), compared with basic and diluted net loss per share of RMB3.82 in the same period of last year. The decrease in basic and diluted net loss per share was primarily attributable to (i) the net accretion of convertible redeemable preferred shares for the six months ended June 30, 2024; and (ii) the increase of weighted average number of ordinary shares.

Balance Sheet

As of June 30, 2025, the Company had cash and cash equivalents and restricted cash and short-term investment of RMB235.7 million (US$32.9 million), compared with RMB418.2 million as of December 31, 2024.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on Wednesday, August 20, 2025 (or 8:00 P.M. Beijing Time on Wednesday, August 20, 2025) to discuss the financial results. Details for the conference call are as follows:

Event Title:	YXT.com First Six Months of 2025 Earnings Conference Call

Registration Link:	https://register-conf.media-server.com/register/BIdcc85d6c0ac943d98e5e584bc67adf25

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.yxt.com/.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net loss as a supplemental non-GAAP measure to review and assess our operating performance. Adjusted net loss is net loss excluding gain on deconsolidation of CEIBS PG, share-based compensation, change in fair value of derivative liabilities, net of income taxes, to the extent applicable. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

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Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to “Empower people and organization development through technology,” The Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

Contact

Investor Relations

YXT.com

E-mail: IR@radnova.com

Serena Huang

Octans Capital Group

E-mail: yxt.ir@octanscap.com

Tel: +86-10-6580-0653

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	417,920	142,434	19,883
Restricted Cash	322	156	22
Short-term investments	—	93,063	12,991
Accounts receivable, net	19,386	16,722	2,334
Amounts due from related parties	2,000	2,000	279
Prepaid expenses and other current assets, net	35,791	43,237	6,036

Total current assets	475,419	297,612	41,545

Non-current assets:
Property, equipment and software, net	15,175	11,837	1,652
Intangible assets, net	7,069	4,946	690
Goodwill	163,837	163,837	22,871
Long-term investments	114,432	109,518	15,288
Operating lease right-of-use assets, net	25,655	25,727	3,591
Other non-current assets	20,349	9,679	1,351

Total non-current assets	346,517	325,544	45,443

Total assets	821,936	623,156	86,988

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	7,389	10,507	1,465
Amounts due to related parties	2,452	3,047	425
Short-term borrowings	163,000	121,500	16,961
Deferred revenue, current	125,428	98,774	13,788
Acquisition consideration payable	14,775	14,775	2,063
Other payable and accrued liabilities	72,028	130,085	18,159
Operating lease liabilities, current	8,966	11,542	1,611

Total current liabilities	394,038	390,230	54,472

Non-current liabilities
Long-term borrowings	125,500	6,000	838
Operating lease liabilities, non-current	17,458	15,005	2,095
Deferred revenue, non-current	57,710	51,651	7,210

Total non-current liabilities	200,668	72,656	10,143

Total liabilities	594,706	462,886	64,615

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 483,068,176 Class A ordinary shares authorized, 163,294,773 Class A ordinary shares issued and outstanding as of December 31, 2024; 483,068,176 Class A ordinary shares authorized, 163,294,773 Class A ordinary shares issued and 162,143,025 Class A ordinary shares outstanding as of June 30, 2025)	118	118	16
Class B ordinary shares (US$0.0001 par value per share; 16,931,824 Class B ordinary shares authorized, 16,931,824 Class B ordinary shares issued and outstanding as of December 31, 2024; 16,931,824 Class B ordinary shares authorized, 16,931,824 Class B ordinary shares issued and outstanding as of June 30, 2025)	11	11	2
Treasury stock	—	(2,157)	(301)
Additional paid-in capital	3,489,553	3,499,426	488,501
Accumulated other comprehensive income	25,096	24,298	3,392
Accumulated deficit	(3,287,548)	(3,361,426)	(469,237)

Total shareholders’ equity	227,230	160,270	22,373

Total liabilities and shareholders’ equity	821,936	623,156	86,988

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Revenues:
Corporate learning solutions	164,420	152,417	21,277
Others	1,336	477	66

Total revenues	165,756	152,894	21,343

Cost of revenues	(64,419)	(53,380)	(7,452)
Sales and marketing expenses	(71,569)	(61,932)	(8,645)
Research and development expenses	(59,772)	(48,277)	(6,739)
General and administrative expenses	(44,993)	(54,219)	(7,569)
Other operating income	1,609	465	65

Loss from operations	(73,388)	(64,449)	(8,997)

Interest and investment income	4,163	1,685	235
Interest expense	(4,993)	(4,186)	(584)
Investment losses	(4,951)	(7,417)	(1,035)
Gain on deconsolidation of CEIBS Publishing Group	78,760	—	—
Foreign exchange gain, net	33	489	68
Change in fair value of derivative liabilities	21,735	—	—

Income/(loss) before income tax expense	21,359	(73,878)	(10,313)
Income tax expense	—	—	—

Net income/(loss)	21,359	(73,878)	(10,313)

Net loss attributable to non-controlling interests shareholders	300	—	—

Net income/(loss) attributable to YXT.COM Group Holding Limited	21,659	(73,878)	(10,313)

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net income/(loss) attributable to YXT.COM Group Holding Limited	21,659	(73,878)	(10,313)
Net accretion of convertible redeemable preferred shares	(204,364)	—	—
Deemed dividend to preferred shareholders due to modification	(5,940)	—	—

Net loss attributable to ordinary shareholders of YXT.COM Group Holding Limited	(188,645)	(73,878)	(10,313)

Net income/(loss)	21,359	(73,878)	(10,313)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	1,191	(301)	(42)
Unrealized loss on investments in available-for-sale debt securities, net of tax	(5,408)	(497)	(69)

Total comprehensive income/(loss)	17,142	(74,676)	(10,424)

Total comprehensive loss attributable to non-controlling interests	300	—	—

Total comprehensive income/(loss) attributable to YXT.COM Group Holding Limited	17,442	(74,676)	(10,424)

Net loss attributable to ordinary shareholders of YXT.COM Group Holding Limited	(188,645)	(73,878)	(10,313)
—Weighted average number of ordinary shares basic and diluted	49,329,740	179,881,274	179,881,274
Net loss per share attributable to ordinary shareholders:
—Basic and diluted	(3.82)	(0.41)	(0.06)

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net income/(loss)	21,359	(73,878)	(10,313)
Adjustments:
Gain on deconsolidation of CEIBS Publishing Group	(78,760)	—	—
Share-based compensation	3,820	9,873	1,378
Change in fair value of derivative liabilities	(21,735)	—	—

Adjusted loss before income taxes	(75,316)	(64,005)	(8,935)
Adjusted income taxes	—	—	—

Adjusted net loss	(75,316)	(64,005)	(8,935)

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